Chris Finlayson named new InterOil Chairman

Former BG Group CEO and Shell executive to continue company transformation to a world-class explorer and producer

SINGAPORE and PORT MORESBY, Papua New Guinea, Aug. 10, 2014 /PRNewswire/ -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) has appointed former BG Group Chief Executive Officer and Shell executive Chris Finlayson as Chairman-designate.

Mr Finlayson, 58, joins the board immediately, and will replace Dr Gaylen Byker, after an appropriate handover.

InterOil is an independent oil and gas company operating in Papua New Guinea where it has discovered one of Asia's largest gas fields, Elk-Antelope, which it is developing as a liquefied natural gas project with Total of France and Oil Search Limited of Papua New Guinea.

The company also recently began Papua New Guinea's largest exploration and appraisal campaign across about 16,000sqkm of its licences that surround the Elk-Antelope discovery.

Mr Finlayson, who is a director of Lloyd's Register, is the former Chief Executive of FTSE 100 company BG Group and a former Executive Vice President and Managing Director with Royal Dutch Shell.

Extensive global experience

He has nearly 40 years' global experience and has led exploration and production ventures in Russia, Nigeria, Brunei, UK North Sea, Europe and Asia with BG Group and Shell, overseeing production of more than one million barrels of oil equivalent a day and directing several major capital projects.

Mr Finlayson has more than 15 years' senior level experience in the LNG industry, covering upstream development through to LNG shipping and marketing, and he has worked successfully with customers, joint venturers, national oil companies, and governments, particularly in major LNG-importing countries such as China, Japan and Korea.

Mr Finlayson, a geologist, physicist and petroleum engineer, said he was excited to join InterOil as it moved into development of Elk-Antelope.

"This is one of the most significant upstream LNG projects globally and I look forward to working with the board, management, shareholders, and the Government of Papua New Guinea to continue the transformation of InterOil into a major Asian energy player," he said.

Dr Byker, who announced at the company's annual meeting in June that he would retire after 17 years on the board, said Mr Finlayson was a perfect fit for InterOil's next phase of growth.

"Chris's global experience and network will be invaluable during this phase, which includes development of Elk-Antelope," Dr Byker said.

"His appointment continues InterOil's transformation to a world-class explorer and producer, particularly as we build our relationship with super-majors such as Total."

New leader in an exciting phase of growth

InterOil Chief Executive Dr Michael Hession said Mr Finlayson's appointment strengthened the board's capacity as it moved into project development and built on the pioneering work of directors such as Dr Byker.

"In the past year, we have signed a multi-billion-dollar LNG agreement with Total, streamlined our business to focus on exploration and development, strengthened our balance sheet, assembled a first-class senior management team, and begun a fully funded drilling program that is one of the biggest in Papua New Guinea's history," he said.

"Chris will assist us to build on these achievements and is ideal for guiding us through the next exciting phase of growth."

About InterOil Corporation
InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licences covering about 16,000sqkm. The company employs more than 2000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Forward Looking Statements
This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the proposed LNG development with Total and references to InterOil's growth strategy. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to several assumptions, risks and uncertainties, many of which are beyond the company's control, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risks discussed in the company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's Annual Report for the year ended 31 December 2013 on Form 40-F and its Annual Information Form for the year ended 31 December 2013. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company's Form 40-F, available at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

Investor contacts
Singapore		United States
Michael Lynn Senior Vice President, Investor Relations Michael.Lynn@InterOil.com Phone: +65-6507-0222	David Wu Vice President, Investor Relations David.Wu@InterOil.com Phone: +65-6507-0222	Meg LaSalle Investor Relations Coordinator Meg.LaSalle@InterOil.com Phone: +1-281-292-1800

Media contacts
Singapore Robert Millhouse Vice President, Corporate Affairs Robert.Millhouse@InterOil.com Phone: +65 8112 5694	Australia John Hurst Cannings Corporate Communications jhurst@cannings.net.au Phone: +61 418 708 663
Hong Kong James Hill, RLM Finsbury InterOil@rlmfinsbury.com Phone: +852 6286 5668	London Dorothy Burwell, RLM Finsbury InterOil@rlmfinsbury.com Phone: + 44 207 7251 3801